plc

Aon plc
200 East Randolph Street
Chicago, IL 60601

February 22, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:                           Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Aon plc has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 22, 2013.

Respectfully submitted,

Aon plc

/s/ Ram Padmanabhan
Ram Padmanabhan
Vice President, Chief Counsel — Corporate and Company Secretary

Aon plc
Registered office:	8 Devonshire Square	London EC2M 4PL
Registered in England and Wales, No. 7876075